Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

The following is the transcript of a conference call initially held on October 30, 2017. Audio playback is available on the Webcasts & Presentations page of Capella Education Company’s website.

Sard Verbinnen & Co.

Moderator:    TJ White

October 30, 2017

8:00 a.m. ET

Operator:	This is conference # 6889128.

Operator:	Good morning. Welcome to the conference call regarding today’s announcement that Strayer Education Inc. and Capella Education Company have agreed to combine and merge as equals.

All lines have been placed on mute to prevent any background noise. And after the speaker’s remarks there will be a question-and-answer session. To ask a question during this time please press star then the number one on your telephone keypad. Today’s call is being recorded.

I would now like to turn the conference call over to Sonya Udler. Ms. Udler, please go ahead.

Sonya G. Udler:	Good morning, everyone. Thank you for joining us on the call to discuss today’s announcement of a merger of equals between Strayer Education Inc. and Capella Education Company. On the call this morning are Robert Silberman, Executive Chairman of Strayer Education; Kevin Gilligan, Capella Education’s Chairman and Chief Executive Officer; Karl McDonnell, Strayer’s Chief Executive Officer; Dan Jackson, CFO of Strayer; and Steve Polacek, CFO of Capella.

In addition to the announcement of this transaction, Strayer and Capella also released their respective third quarter earnings announcement. While today’s call will be focused on discussing the transaction, the management teams will also take questions related to their third quarter earnings following the prepared remarks.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

Before we start, we need to go through some required housekeeping. Please note that this call may include forward-looking statements made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements may involve risk and uncertainties.

Although management believes that the expectations reflected in such statements are based upon reasonable assumptions, actual results for both companies could differ materially from those described in the forward-looking statements and are said uncertainties and risks, including those identified in the third quarter earnings news releases from both companies. These and other factors are discussed in recently filed 10-Q or 10-K with the Securities and Exchange Commission as well as future 8-K, 10-Q and 10-K for the companies.

All filings and reconciliations of non-GAAP financial information represented in this call are available by visiting the Investor Relations section of Strayer’s or Capella’s website.

In addition, today’s press release announcing the transaction includes important disclosures that apply to this call. Please also note this call does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. No offering of securities shall be made except by means of prospective, meeting the requirements of Section 10 of the Securities Act of 1933 — in 1933, pardon me.

Thank you for your patience with that. Now I’ll turn the call over to Robert Silberman. Mr. Silberman, please go ahead.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

Robert S. Silberman:	Thank you and good morning, ladies and gentlemen. Thank you all for joining us today. I’m very excited to be here with Kevin and Karl this morning to discuss what we believe is a powerful combination of 2 very complementary institutions. In our prepared remarks, we want to share with you why we are so excited about the benefits this transaction will bring to our students, our faculty, our staff and our shareholders. Accompanying our remarks this morning, there are a few slides which provide an overview of the transaction, which are available on either of our companies’ websites. And of course, at the end of our prepared remarks, we’ll be happy to take your questions.

Now let me just start by saying that at Strayer, we have long been admirers of Capella’s innovation and expertise and online education. We are absolutely delighted to have the opportunity with today’s transaction to combine Capella’s many capabilities with our own 125-year heritage of educating working adults.

Bringing together our 2 companies will create corporate level scale and synergies that will benefit both of our universities and allow us to accelerate investments in the educational experience we deliver to our respective students. As you saw in our release, this is an all stock merger of equals, which will result in Strayer’s shareholders owning 52 percent of the combined entity and Capella shareholders owning 48 percent.

Importantly, I want to stress this, we are proposing to combine the corporate end of our platforms, not the actual universities. The universities will remain independent and separately accredited. They will maintain their separate boards of trustees, be led by their current presidents and maintain separate faculty and academic support service positions at each respective University.

We expect the transaction to close in the third quarter of 2018 subject to approvals by the Department of Education, state regulators and relevant accreditation bodies as well as shareholder approvals from both companies.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

Together, we will offer nearly 135 degree and certificate programs, educating approximately 80,000 students across all 50 states and over 80 foreign countries. Both our companies bring considerable strengths that will enhance our collective ability to deliver better academic outcomes to more working adults at more affordable prices.

As institutions, we share cultures that value integrity, innovation and a mission to make education achievable for working adults. Bottom line is that this is a compelling opportunity to drive a greater program affordability, improve both the learning experiences and career outcomes for students and create value for our shareholders. Now let me walk you through some of the key elements of the transaction, which are highlighted on Slide 8 of the presentation.

This is a true merger of equals as demonstrated by the shareholder ownership of the combined entity and the agreed governance and organizational structure. Under the terms of that merger, Capella shareholders will received 0.875 Strayer shares for each Capella share. As I mentioned, on a fully diluted basis, this will lead to Strayer shareholders owning approximately 52 percent and Capella shareholders owning approximately 48 percent of the combined company.

Strayer Education Inc., which at closing, we intend to rename Strategic Education Inc. will be the surviving corporate entity under which universities will operate. We will retain our current ticker symbol, STRA.

The leadership of the combined company will reflect the strength and capabilities of both Strayer and Capella. I’ll serve as the combined company’s Executive Chairman. I’m delighted to have Kevin Gilligan joining us in serving as Vice Chairman of the board and the company, and Karl McDonnell will continue in his role as Chief Executive Officer. Each University will operate as an independent institution.

Our corporate headquarters will remain here in Herndon, Virginia, but we will maintain a significant presence in Minneapolis, Minnesota, which will include Capella University headquarters as well as the combined companies’ IT resources and online support functions.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

Financially, we expect the transaction to deliver significant benefits. We expect it will be accretive to Strayer’s 2019 EPS by approximately 20 percent to 25 percent based on annual cost savings of approximately $50 million.

And with that, let me turn the it over to Kevin and Karl for some of their comments. Kevin?

J. Kevin Gilligan:	Thanks, Rob, and good morning, everyone. Let me begin by echoing that we at Capella are as excited about this merger as the Strayer team, and we have great admiration for Strayer’s accomplishments. Strayer’s 125-year track record speaks for itself, and our companies compliment each other in powerful ways. Having worked closely with Rob, Karl and their team over the last few months, I am truly excited about joining forces and partnering with them to further support all our students and grow our business.

Capella Education Company flagship institution is Capella University, which is an graduate and undergraduate degree programs and focus on helping working adults build the competencies necessary for today’s modern workforce. Capella University is a leader in online higher education and offers 1,900 online courses and 54 degree programs. Across these programs, we serve over 37,000 students, with about 70 percent enrolled in graduate programs. And similar to strayer, we are focused on offering degree programs that are truly in touch with the workforce needs of employers today.

Outside of Capella University, we are offering validated alternative credentials through Capella Learning Solutions in partnership with CareerBuilder, which prepares jobseekers for in demand carriers while partnering with employers who are looking for job-ready candidates. In addition, we have 2 software engineering and coding schools, DevMountain, which is focused on accessibility and affordability, and Hackbright Academy, a school focused on increasing opportunities for women in technology. Finally, our portfolio includes SOPHIA, which is an industry leader in offering self-paced courses for college credit.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

We are serving over 37,000 students and we are working closely with employers to meet the demand for skilled professionals in the 21st century economy, a goal that we share with Strayer.

On Slide 10, you can see that our 2 companies bring tremendous educational expertise in a unique family of leading institutions. Across our collective institutions, we will serve approximately 80,000 students across nearly 135 degree and certificate programs.

The scale that this platform provides will allow each respective institution to leverage best-in-class processes and benefit from increased resources to further drive the quality learning experience and career outcomes for students. We will have greater capabilities, integrated backend technologies and a wealth of industry knowledge to facilitate the sharing of best practices and ultimately benefit our students and faculty.

While the universities will remain independent, students and faculty at both institutions will benefit from their complementary offerings, including Capella University’s competency-based learning infrastructure, assessment capabilities and track record of improving student success as well as Strayer University’s video and simulation classroom and content capabilities and close relationships with employers.

In addition, Strayer’s extensive ground-based footprint creates the potential opportunity for Capella to extend its competency-based model into hybrid learning. Both institutions will work towards seamless transferability of credits between the universities, and we expect to honor employer discounts from either institution, further improving overall affordability.

Financially, we’ll have an even stronger corporate profile with a more diversified revenue mix which generated pro forma trailing 12-month revenues of approximately $895 million and approximately [$182 million] in pro forma EBITDA, excluding a benefit of $50 million of synergies we expect to achieve.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

As Rob mentioned, organization share a culture of integrity and innovation. Across our institutions, our mission is to make lending work for adults in a modern economy. Today’s modern job market requires upscaling and rescaling and employers increasingly value modular, career-long learning. At Capella, we’ve been focusing in creating new models that help employers address supply demand imbalances as they seek to fill open positions and help those same employers rescale and upscale their existing workforce with job-ready skills.

We think the long-term market opportunity is significant in this area. As a combined company, we’ll have additional resources to innovate and expand our platform of job ready programs. This will allow us to offer students the flexibility and result-oriented outcomes that address the most pressing needs of working adults today.

As you can see on Slide 12, whether it’s doctoral programs in public health, education or IT related areas, masters degrees in business or bachelors in certificate programs across a range of different areas, we collectively have developed programs designed to work for our students and help them advance in their careers. Together, Strayer and Capella students will continue to be well served across a wide spectrum of programs with additional resources to invest to help them succeed in the modern workforce.

With that, let me turn it over to the CEO of the combined entity, Karl McDonnell.

Karl McDonnell:	Thank you, Kevin. Good morning, everybody. First, I’d like to give a quick overview of Strayer before turning our attention to the pro forma combined entity.

At Strayer, we have built a diversified education company with a long heritage of serving working adults across both undergraduate and graduate level degree programs. Our core institution, Strayer University, has 73 campuses across 16 states in the District of Columbia, and our Jack Welch Management Institute is a top 25 ranked online MBA program by Princeton Review. We also have our Strayer at work program, in which we partnered with 325 corporations to help them meet the educational needs of their workforces. And finally, we have our New York Code & Design Academy, a dedicated coding and design school which we acquired last year.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

Across these programs, we serve over 42,000 students, 83 percent through our online course environment. Our 2 organizations have a shared principle of making sure our students are provided an affordable education experience with the support they need to drive successful learning and career outcomes. This combination will allow us to leverage these shared values and truly benefit our students.

One of the highest priorities of both organizations has been addressing affordability, and both Strayer and Capella have made significant progress in this area. In 2014, Strayer University introduced our Graduation Fund, which allow students the opportunity to earn their last 10 courses for free, resulting in a 25 percent reduction in the cost of their undergraduate degree. We went further by also reducing our undergraduate tuition by 20 percent. Together, these 2 initiatives resulted in a nearly 50 percent reduction in the cost of a Strayer University bachelor’s degree.

Capella University introduced FlexPath, its direct assessment competency-based instruction model. This innovative program provides the potential for motivated students to complete certain degrees in half the time and at half the cost. In addition, they offer over $30 million in scholarships to students.

Overall, we believe both of our universities are among the most affordable institutions and largely in line with the average in-state 4-year institution on a public basis.

In addition to affordability, creating a strong value proposition for students is critical, and Strayer and Capella are both at the forefront of using advanced analytics to help support over students in making better decisions about, assessing where they are in their learning process and achieving successful outcomes. We are using data to identify areas to improve efficiencies and to create better experiences for our students. Investments in data-driven resources are essential as we continue to innovate and drive even better outcomes.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

In addition to the substantial strategic benefits of this merger, we expect to achieve cost savings of approximately $50 million. Our expectation is for these synergies to be fully phased in within 18 months of closing and approximately half realized during the first 12 months.

Steven Polacek will leading our efforts to realize our savings across the organization which will largely be driven by the consolidation of executive functions, some marketing capabilities and IT operations across our 2 companies. To achieve these synergies, we expect one-time costs of approximately $50 million. And as Rob said, we expect these savings will enable us to deliver accretion to Strayer’s EPS of approximately 20 percent to 25 percent by 2019.

Additionally, we expect to reinvest some of the savings to strengthening academic offerings, innovation and affordability. Importantly, by bringing our 2 institutions together, investing behind our offerings, we believe we will be able to achieve even greater levels of growth together than either of our organizations could achieve on a standalone basis.

The corporate level savings we can achieve along with the strength of our business will create a combined company with strong cash flow. On a trailing 12-month pro forma basis, our combined company generated approximately $80 million of distributable free cash flow, which we expect to significantly increase with the benefits of this merger.

This strong cash flow will allow us to accelerate reinvestment into the educational experience for students of both universities while also returning capital to shareholders through an attractive dividend. And our current expectation is for the combined company to pay an annual dividend of $2 per share.

And with that, let me turn the call back over to Rob.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

Robert S. Silberman:	Thank you, Karl. As you can see, Karl, Kevin and I all believe that this is a tremendous opportunity to allow shareholders of both companies to jointly participate in the value creation potential of this exciting platform. Our accredited institutions will continue to operate separately and continue to deliver successful academic and employment outcomes while having access to even greater resources and the ability to share best practices. Together, our single corporate platform will facilitate greater investment to provide an enhanced and more affordable student experience.

By capturing the efficiencies of bringing our 2 corporate level functions together, we will have the ability to invest more in the academic and employment outcomes for students, which will ultimately deliver the real increase in value for our shareholders.

We’re excited about this opportunity. We’re looking forward to the process of finalizing it. And with that, operator, we’d be pleased to take any questions.

Operator:	At this time I would like to remind everyone in order to ask a question please press star one on your telephone keypad. Again, to ask a question, please press star one.

And our first question comes from the line of Jeff Silber with BMO Capital Markets.

Jeffrey Marc Silber:	Congratulations to both of you for what to be an exciting combination. I don’t have the slides in front of me and I know in your filings to discuss a little bit more, can you give us a little bit of background in terms of what precipitated these discussions and the combination?

Robert S. Silberman:	Sure, Jeff. Thank you. I just tell you from my perspective and then ask Kevin. And as I said, we have long admired Capella and particularly their expertise in their online platform. And my view over the last couple of years has been that scale is actually going to be of increased importance in our sector.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

But more importantly, when we have the opportunity to find academic excellence, that’s always something that we’re on the hunt for. And so, we will provide more detail on the proxies, but I think I first contacted Kevin about 18 months ago and we took it from there.

J. Kevin Gilligan:	Yes. Good morning, Jeff. I would just add to that. We certainly agree with the comments on scale that ultimately, in this industry, the key to value creation and the key to long-term sustainable growth is student success. And while both Strayer and Capella excel on this area, the prospects of putting our combined capabilities together really got us excited. It’s going to allow us to serve learners in ways beyond what we could do as independent companies, and I think it just creates that much more opportunity for the long term.

Jeffrey Marc Silber:	OK, great. And in terms of the structure by keeping the university separate, would you consider the 2 universities complementary? Obviously, you do, but have you ever been somewhat competitive in terms of either the students you go after or the type of programs that you both have?

Robert S. Silberman:	As we started to get deeper into the study, I was actually surprised at how little actual competitive overlap there was. And from our standpoint, the thing that we saw as most complementary was the opportunity to have within our organization the doctoral and a higher percentage of graduate level programs.

We haven’t offered anything in any of the health, sociology, psychology kinds of areas before. We just have a nascent nursing program. We were very impressed with Capella’s nursing program. So clearly, from our standpoint, it’s very complementary. Those areas where we do overlap, we think we can just add more benefits to students.

Karl McDonnell:	Yes, I would just add to that. The portfolio is far more complementary than overlapping, and that’s going to be good for learners because we can offer learners more choices and more — a different alternatives for career development and career advancement. And for me, it’s going to be exciting the prospects of being able to take our graduate portfolio to Strayer graduates and into the employers that Strayer works with, create some exciting revenue synergy opportunities.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

Jeffrey Marc Silber:	OK, great. One more for me and then I’ll jump back into the queue and forgive me if these are in the slides. Can you give us an overview in terms of the legal and regulatory hurdles you have to overcome before getting the deal close?

Robert S. Silberman:	Well, we’ll have all of those details, obviously, in the various proxies. But in general, Jeff, it’s Department of Education, regional accreditors, some state licensing agencies. We spent a lot of time looking at this, and we’re well prepared and actually eager to tell our story to these important stakeholders in the process.

Jeffrey Marc Silber:	OK, great. And I’m assuming you’ll be notifying us when some of the major regulatory hurdles had been overcome?

Robert S. Silberman:	Absolutely. We’ll keep the investment community up to speed.

Operator:	Your next question comes from the line of Peter Appert from Piper Jaffray.

Peter Perry Appert:	Just speaking on the regulatory process for a second, have you had any preliminary discussions at this point with accreditors or BOE to get a sense of their temperature on a potential transaction?

Robert S. Silberman:	Well, first off, Peter, I would say that even from our own standpoint, the thing that what most important to us was that quality of the academic offerings because I think that that more than anything will else affect that accreditors and regulators’ view of the potential transaction.

We spent an awful lot of time in preparation, and we have had some preliminary discussions. And as I said, we are — we couldn’t be more excited about the prospects of the transaction and particularly because of the tremendous benefit we think it brings to students and faculty, and we’re eager to essentially share that with people that have a very significant oversight responsibility, which we both appreciate and are looking forward to dealing with.

Peter Perry Appert:	OK. And the regional accreditation for each school is unchanged, right? There’s no thought of accreditation?

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

Robert S. Silberman:	Correct.

Karl McDonnell:	The universities will remain separate and independent.

Peter Perry Appert:	Got it. You mentioned the possibility of — I don’t know you mentioned this, the credit transfer between the 2 universities. And then so does that imply potential for joint programs? And is that a source of synergy in this combination?

Robert S. Silberman:	Peter, we haven’t contemplated joint programs at this stage, although as Kevin said earlier, we certainly willing to promote various programs to students, for example, Strayer graduates continuing perhaps at a master’s or doctorate level under Capella side. And I apologize, what was the first...

Male:	Transferability.

Peter Perry Appert:	Transferability.

Karl McDonnell:	Yes, that’s as simple as an articulation agreement between the 2 institutions, which I expect we would be able to have in place on day 1 of the close, which would allow students of both Capella and Strayer to transfer their credits from one institution to the other, which is just convenience on their part. I would say in response to your latter comment, we’re not anticipating any synergies within the universities. So none of the instructional elements are contemplated in our synergies planned, meaning not the faculty, not the academic advisors and so forth.

Robert S. Silberman:	And Peter, you weren’t hallucination. It was a key concept of the transactions that the universities will be able to articulate credit towards each other.

Peter Perry Appert:	Understood. So the combined entity will have an extraordinary balance sheet, significant cash balances. I mean, any preliminary thoughts in terms of capital structure priorities, uses of cash balances beyond the dividend that you’ve already announced?

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

Robert S. Silberman:	Yes. Again, that was clearly one of the greatest attractions to us, and capital allocation is a topic that our board and I spend a lot of time on each quarter. We’re fortunate to have an opportunity where you have an entity that have such strong academic outcomes but also bring such a strong balance sheet. What — our view is that going forward, as it has been in the past with Strayer, the priorities of capital allocation is first and foremost, within the academic programs on the institution because over them, that has shown us to have the highest return on capital.

If you help your students succeed, you will, in the long run, create the greatest return on the invested capital. We need enough cash and free cash to both support that and deal with contingencies. We have not been the most acquisitive entity over the last 17 years. We waited for the pitch that we really liked. But capital could be used for acquisitions when it makes the most sense. And then after that, capital which is truly extra to our needs, we want to return to owners in the most value enhancing way.

We think, given the fortunate circumstance of having the kind of cash position that the entities have on a combined basis, that it made sense to at least on a notional basis, increase the dividend and then beyond that, look at it each quarter and each year as we have in the past.

Peter Perry Appert:	OK. Understood. And then in terms of the the individual plans for program rollouts, pricing decisions, et cetera, does the pending combination have any impact on those decisions?

Karl McDonnell:	Not really, Peter. Obviously, that’s something that we would share broadly with the respective management teams. But from a program standpoint, our thinking so far has been the programs are very complementary, not overlapping, and this would not in any way slow down, disrupt or change our plans on new programs.

Peter Perry Appert:	Understood. Thank you. And then last thing, Kevin can you talk a lot about the momentum in the FlexPath in the current quarter and what the numbers are looking like?

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

J. Kevin Gilligan:	Sure. You’re talking about new enrollment, Peter?

Peter Perry Appert:	New enrollments, yes.

J. Kevin Gilligan:	As you know, we had an issue in the second quarter related to some marketing execution. We made some changes with the expectation that new enrollment we were targeting to get back to flat in Q3, we felt just a little bit short of that. I think we’re down 2 percent, but we also had an impact from the hurricanes. I think without the hurricanes, we would have been at that flat level. And momentum continues and our new enrollment trend is strengthening into the fourth quarter.

Operator:	And your next question comes from the line of Corey Greendale with First Analysis.

Corey Adam Greendale:	Congratulations, everyone. First, I have a super mundane question, which is just I haven’t had the chance to look at the earnings release. I’m assuming you’re canceling the calls for later this week.

Karl McDonnell:	Yes, that’s correct, unless Dan wants to come out and talk out some more.

Corey Adam Greendale:	So if we have questions, can we contact the respected folks?

Karl McDonnell:	We’re happy to take questions this morning as well. But if you need some time to take a look at it, just give us a call separately. That’s fine.

Corey Adam Greendale:	Thank you. Then I just wanted to go back to a couple of kind of detail points one question suggesting and Peter yes. So Rob, you’ve commented, I think you said, you were increasingly aware or something like that of the benefit of scale in this business.

So maybe, you answered Peter’s questions about capital allocation, but there are a lot of companies or schools out there that are debatably struggling more and can probably be gotten for a lower valuation. Once you get past this, do you see being more maybe systematic, not going through and looking out there that you can get sort of less — a lower multiple that may be of interest?

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

Robert S. Silberman:	I think that analyzing opportunities education space on the basis of multiples is a mistake. There’s really only one thing that matters for long-term value, and that is the successful generation of academic outcomes. Universities are built over a long period of time and they are essentially less or their value is created by an intangible, which is the ability of their students to succeed both achieved the learning outcomes to graduate and then succeed in their careers.

So our view, in terms of acquisitions in this space has always been informed by first and foremost, is the institution a credible and valuable academic institution. And then we kind of work backwards from there in terms of whether a multiple or a price makes sense. So it’s not the space in which my view is that you can create long-term value for owners by essentially looking for lower prices. I think what you need to start with is quality, and then the price will either take care of self or it won’t.

No I would readily admit that, as I said, we haven’t been the most prolific acquirers over the last 17 years. You got to think that with a grain of salt. But it is how we think about it and so I think will inform our decisions going forward.

Corey Adam Greendale:	Great. Thank you for that. And then on the $50 million synergies, could (inaudible) appropriate answer is just elaborate on how much of that is — it sounds like it will take up to 18 months, but how much of that is mostly just kind of cost synergies that you can get relatively easily? And how much of it is on the (inaudible) you think there’s a higher level that — how much of a stretch is the $50 million? And is there a higher level that could be achieved?

Karl McDonnell:	Sure, Cory. Let me tackle that at a high level and maybe ask Kevin to comment on some of the specifics. I just want to reiterate again that I our synergies plan does not contemplate anything that impacts instruction. So again, no faculty, no academic advisors and so forth.

What we have contemplated is essentially combining the overlapping corporate functions, so you can think about finance, HR, legal, perhaps marketing, IT as well as the migration to a single IT infrastructure. So today, we each have our separate IT infrastructures. obviously, that’s something we want to combine into one.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

Although if the corporate headquarters will be based in Herndon, we expect to have a significant presence in Minneapolis. And the reality is that it’s likely that we’ll both have some jobs impacted through the combination of these functions, but it’s also true that we’ll be adding positions both in Minneapolis and Herndon. Kevin, anything you want to add?

J. Kevin Gilligan:	Yes. I would just say in terms of timing, nearly following close, we expect some consolidation of executive and corporate functions. We’re going to do that in a very orderly way. I’m very confident in both organizations’ ability to manage these back-office integrations, and I think it really — it makes it a much more straightforward and lower risk approach because we’re not really touching the university. So I’d say, we’re very confident in the ability to achieve the synergies in the 18 month timeframe.

Robert S. Silberman:	Yes. I would just add, Corey, because of the timing of regulatory approval that actually facilitates this process, we’re going to have about 8 months for Steve and Dan and Karl and their teams to sort of look at this, and I would expect that we’ll hit the ground running on close in the third quarter of next year.

Corey Adam Greendale:	So I’m not hearing that in the back of your head, it could $75 million, that you’re just putting this number on to begin when you think about the $50 million?

Robert S. Silberman:	Well, we think $50 million is a very achievable number. And our view is that you saw first for maintaining academic quality and then you’re sufficient as possible in shareholders capital. And we’ll see what we come up with.

J. Kevin Gilligan:	And this is Kevin. I would add, in addition to cost synergies, I think we all believe there’s going to be revenue synergies. Just the ability to offer a broader portfolio through each other’s channels is one small example. Sharing best practices through marketing is another example. And so I would be, if you’re looking for upside, that’s where I think the upside could be.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

Operator:	Your next question comes from the line of Henry Chien of BMO.

Sou Chien:	Just a quick question how you see the impact of the merger on your student growth? Are you — do have any expectations of combining marketing or anything that may impact growth in student starts?

Robert S. Silberman:	Henry, we don’t anticipate any adverse impact on growth. Again, both institutions will continue to operate as they do today, which means they’re going to continue to have the programs that they offer. To what Kevin was just saying, we do see that there probably is a lot of opportunity when our marketing teams can share best practices, insights, advanced analytics about what works from an advertising standpoint, what doesn’t.

We’ve also said that we would heavily promote one another’s programs within our respective institutions. I can’t foresee any adverse impact on the growth, other than something related to integration. And to Rob’s point, given the fact that our management teams will have 8 months preparation for this, I think that’s a very low risk.

J. Kevin Gilligan:	And I would just imprecise, both organizations today, we receive a lot of inquiries that don’t result in enrollment. And I have to believe within there, there’s opportunities. Let me just take FlexPath as an example. There may be students that are inquiring at Strayer but are not enrolling where FlexPath might be a great solution for them. That would be an opportunity. And on the employer’s side, we might have some employer relationships with history at work. Value proposition can be compelling. All that needs to.

(Inaudible)

Sou Chien:	OK, that’s great. And in terms of the expected accretion to EPS, can you just clarify what base you’re using based off 2017 or 2018 for the 20 percent to 25 percent accretion?

Robert S. Silberman:	It would be off of 2019. 2018 will actually be a little bit choppy because we’ll have deal cost and one-time synergy cost implementation of the synergies. But against our plan for 2019, it’s pretty simple to math. I mean, our company is roughly a $90 million EBITDA company and Capella, similar size.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

So you’re putting the 2 entities together on a pro forma basis, and you’ve got $180 million to $200 million of EBITDA and you’ve got $50 million of synergies, which is going to be split by both shareholders. So that gets you to half of $50 million is $25 million, and that’s roughly 25 percent on $100 million of EBITDA.

Sou Chien:	Got it. Just to be clear, it’s from a — starting from 2017, the (inaudible)?

Robert S. Silberman:	No, the accretion would be based on 2019 EPS.

Sou Chien:	Got it. And the $25 million or the 20 percent to 25 percent increase is from 2018 then? 2018 and 2019?

Robert S. Silberman:	It is against what would otherwise be on a stand-alone basis our 2019 EPS.

Sou Chien:	Got it. OK. And in terms of the share count, are you planning any changes to that or in terms of share repurchases or...

Robert S. Silberman:	We’re planning a larger large increase in shares because we’re issuing 0.875 shares for each Capella share, which will roughly double the number of shares we have outstanding. And for that, we’re getting all of the value of Capella Education. On an ongoing basis, any share repurchases will be based on that capital allocation waterfall that I just went through with Peter.

Operator:	This ends our live conference for questions answered. Mr. Silberman, do you have further — anything further to add before joining the call?

Robert S. Silberman:	No, thank you. We’re looking forward to describing this transaction to all the interested parties. And for anybody that does have questions, please give us a call directly. Kevin and I have spent an awful lot of time together over the last few months finalizing this, and I can tell you that as you get farther along in a transaction like this, you either get more excited or more worn out.

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

And in this case, it was definitely an example of getting more excited, which I think the results of which will be made apparent to everybody over the next couple of years. So thank you very much for participating. We look forward to talking to you over the next several weeks and including all this information in our proxy and filings associated with the transaction.

Thank you, operator.

Operator:	Ladies and gentlemen, this concludes today’s conference call. Thank you for your participation. You may now disconnect.

END

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•	the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, Strayer intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Strayer and Capella and a prospectus of Strayer, and each party will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN

Sard Verbinnen & Co.

Moderator: TJ White

10-30-17/ 8:00 a.m. ET

Confirmation # 6889128

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each party seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Certain Information Regarding Participants

Strayer, Capella and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Strayer’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017, and in other documents filed with the SEC by Strayer and its directors and executive officers. You can find information about Capella’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2017, and in other documents filed with the SEC by Capella and its directors and executive officers. Additional information regarding the interests of these directors and executive officers in the proposed transaction will be included in the registration statement, joint proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Strayer or Capella as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.